DCTC-Burney, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of June 30, 2002
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
	*
Investment in Burney Forest Products	*
Deferred income taxes	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Taxes accrued	*
Other	*
	*
Capitalization	
Conectiv common stock	*
Additional paid-in capital	*
Retained earnings	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

DCTC-Burney, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30, 2002
OPERATING REVENUES	*
OPERATING EXPENSES	
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.